Tom Greco
Chief Executive Officer

Advance Auto Parts, Inc.
5008 Airport Road
Roanoke, VA 24012

Phone: 919-227-5470
E-mail: tom.greco@advance-auto.com
September 22, 2016
James Allegretto
Senior Assistant Chief Accountant
Officer of Consumer Products
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Via e-mail AND EDGAR

Re:    Advance Auto Parts, Inc.
Form 10-K for the Fiscal Year Ended January 2, 2016
Filed March 1, 2016
Form 8-K Filed August 16, 2016
File No. 001-16797
Dear Mr. Allegretto,
This letter sets forth the response of Advance Auto Parts, Inc. (the “Company”) to the comment letter, dated September 9, 2016, of the staff of the Division of Corporation Finance (the “Staff”) to the Form 10-K for the Fiscal Year Ended January 2, 2016 filed on March 1, 2016 (the “2016 10-K”) and Form 8-K filed on August 16, 2016 (the “August 16th 8-K”). In order to ease your review, we have repeated each of the comments in its entirety.
Form 8-K filed on August 16, 2016

Exhibit 99.1

Reconciliation of Adjusted Net Income and Adjusted EPS

1.
We note that you exclude costs associated with the General Parts integration, store consolidation and support center restructuring activities from Adjusted Operating Income, Adjusted Net Income and Adjusted EPS. Please explain to us why you concluded that these expenses are not normal, recurring, cash operating expenses necessary to operate your business. See Question 100.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

United States Securities and Exchange Commission
September 22, 2016

Response: The Company has reviewed the guidance within Question 100.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. In the context of the Company’s disclosures of Adjusted Operating Income, Adjusted Net Income and Adjusted EPS, the Company does not believe that the non-GAAP adjustments, including (i) General Parts integration, (ii) store closure and consolidation and (iii) support center restructuring, are misleading or are inappropriately adjusting for normal, recurring, cash operating expenses necessary to operate its business. While not a substitute for GAAP, the Company believes that providing investors with the additional non-GAAP measures is useful and indicative of its base operations because the expenses vary from period to period in terms of size, nature and significance and relate to the integration of General Parts and store closure activity in excess of historical levels. These measures assist in comparing the Company’s current operating results with past periods and with the operational performance of other companies in its industry. The disclosure of these measures allow investors to evaluate the Company’s performance using the same measures management uses in developing internal budgets and forecasts and in evaluating management’s compensation. Included below is a discussion of the specific expenses the Company has concluded are not normal, recurring cash operating expenses necessary to operate its business along with the Company’s rationale for why it believes providing measures excluding these expenses are beneficial to the users of the Company’s financial statements.

General Parts Integration Expenses - As disclosed in the Company’s filings, the Company acquired General Parts International, Inc. (“General Parts”) for $2.08 billion on January 2, 2014 and is in the midst of a multi-year integration plan to integrate the operations of the acquired company with Advance Auto Parts. This includes the integration of product brands and assortments, supply chain and information technology. The Company expects these costs will be incurred over several years and therefore have not identified these costs as unusual or non-recurring. However, the costs are specifically identifiable to actions taken as part of the planned integration of General Parts. Due to the size of the acquisition, which is one of the largest acquisitions in the industry, the Company considers these expenses to be outside of its base business. In addition, the integration is being completed in phases and the nature and timing of expenses will vary from quarter to quarter. The integration of product brands and assortments was primarily completed in 2015 and the focus has shifted to integrating the supply chain and information technology systems beginning in 2016. Therefore, the Company believes providing additional information in the form of non-GAAP measures that exclude these costs is beneficial to the users of its financial statements in evaluating the operating performance of the base business and its sustainability once the integration is completed.

Store Closure and Consolidation Expenses - Store consolidation expenses consist of expenses associated with the Company’s announced plans to (i) convert and consolidate the Carquest stores acquired from General Parts, (ii) close its Autopart International stores in Florida and (iii) close approximately 80 underperforming Advance Auto Parts stores in the fourth quarter of fiscal 2015. The conversion and consolidation of the Carquest stores is a multi-year process that began in 2014 and will continue into at least 2017. As of July 16, 2016, the end of the Company’s second quarter, 294 Carquest stores acquired from General Parts had been consolidated into existing Advance Auto Parts stores and 231 stores had been converted to the Advance Auto Parts format. As of July 16, 2016, the Company had 696 stores still operating under the Carquest name. The closure of the 40 Autopart International stores in Florida, primarily in the first quarter of 2015, and closure of 80 underperforming Advance Auto Parts stores in the fourth quarter of 2015 significantly exceed the Company’s average store closure activity. While periodic store closures are common, these closures represent major programs outside of the Company’s typical market evaluation process. Excluding these programs, the Company averaged approximately 12 closures per year over the last five years, from 2011 through 2015. The Company also continues to have store closures that occur as part of its normal market evaluation process and have not excluded the expenses associated with these store closures in computing the Company’s non-GAAP measures. The Company believes

United States Securities and Exchange Commission
September 22, 2016

it is useful to provide additional non-GAAP measures that exclude these costs to provide investors greater comparability of our base business.

Support Center Restructuring Expenses - The costs excluded for support center restructuring activities include costs associated with (i) closing the Company’s Minnesota office and relocating functions to existing offices, (ii) relocating functions within the Company’s Roanoke, VA office and Raleigh, NC office (formerly the headquarters for General Parts) and (iii) eliminating duplicative functions between these two offices. These actions are a direct consequence of the acquisition and integration of General Parts and therefore the Company does not consider these expenses to be normal, recurring, cash operating expenses necessary to operate its business. These actions were substantially complete as of the end of fiscal 2015 and the Company has had no material store support center restructuring expenses following the end of fiscal 2015.

In future filings, the Company will provide enhanced disclosures, including the additional information described above, so that investors understand these adjustments and how they are used by management and how they are useful for investors.

 Adjusted Debt to Adjusted EBITDAR

2.
We note that you exclude rent expense from your non-GAAP measure EBITDAR. Please explain to us why you concluded that this expense is not a normal, recurring, cash operating expense necessary to operate your business. See Question 100.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Response: The Company reviewed the guidance within Question 100.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. The Company discloses Adjusted Debt to Adjusted EBITDAR in its filings as the Company believes that it is a key performance measure that helps in analyzing the Company’s financial performance, including how the Company is performing against its publicly stated maximum target of 2.5X which is important in maintaining its investment grade rating for debt securities as viewed by the rating agencies. The Company’s credit rating directly impacts the interest rates on borrowings under its existing credit facility and could impact the Company’s ability to obtain additional funding. If the Company was unable to maintain its investment grade rating this could negatively impact future performance and limit growth opportunities. Similar measures are utilized in the calculation of the financial covenants and ratios contained in the Company’s credit facility.

In the context of this financial measure, the Company does not believe that the adjustments related to operating leases are misleading or are inappropriately adjusting for normal, recurring, cash operating expenses. The purpose of the adjustments to remove rent expense and capitalize the Company’s existing operating leases as part of its Adjusted Debt to Adjusted EBITDAR calculation is to provide a more meaningful comparison with the Company’s peers and to account for differences in debt structures and leasing arrangements. The use of a multiple of rent expense to calculate the adjustment for capitalized operating lease obligations is a commonly used method of estimating the debt the Company would record for its leases that are classified as operating if they had met the criteria for a capital lease or the Company had purchased the property. Therefore, the Company believes these adjustments are meaningful for investors when comparing the Company’s debt to earnings with other retailers that own rather than lease stores.

United States Securities and Exchange Commission
September 22, 2016

The Company acknowledges that Adjusted Debt to Adjusted EBITDAR is a non-GAAP measure and should be considered in addition to, and not as a substitute for debt to net earnings, net earnings, debt or other financial measures as determined in accordance with GAAP. The Company’s calculation of this leverage ratio might not be calculated in the same manner as, and thus might not be comparable to, similarly titled measures by other companies. In the future, the Company will clarify its disclosure, including the additional information described above, to describe the Company’s rationale for excluding rent expense from the calculation of Adjusted EBITDAR.

Thank you for your attention to the Company’s response to your comments. Should you have any questions or comments with respect to this filing, please call me at (919) 227-5470 or e-mail at tom.greco@advance-auto.com.

Sincerely,
/s/ Thomas R. Greco

Thomas R. Greco
Chief Executive Officer

cc:	Yong Kim (Securities and Exchange Commission)
Jill Livesay (Advance Auto Parts, Inc.)
Christina Melendi (Morgan, Lewis & Bockius LLP)